SEC File Number 000-16203

CUSIP Number 69888T108

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Par Petroleum Corporation

Full Name of Registrant

Former Name if Applicable

1301 McKinney, Suite 2025

Address of Principal Executive Office (Street and Number)

Houston, Texas 77010

City, State and Zip Code

PART II — RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012 (the “Quarterly Report”) cannot be filed within the prescribed time period. As previously reported, on December 16, 2011, Delta Petroleum Corporation, a Delaware corporation (“Delta”), and its subsidiaries Amber Resources Company of Colorado, DPCA, LLC, Delta Exploration Company, Inc., Delta Pipeline, LLC, DLC, Inc., CEC, Inc. and Castle Texas Production Limited Partnership filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). On January 6, 2012, Castle Exploration Company, Inc., a subsidiary of Delta Pipeline, LLC (collectively, with Delta and the aforementioned subsidiaries, the “Debtors”), also filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code in the Bankruptcy Court. The Debtors’ Chapter 11 cases were consolidated for the purpose of joint administration under the caption In re Delta Petroleum Corporation, et al., Case No. 11-14006 (KJC). On August 16, 2012, the Bankruptcy Court entered an order confirming the Third Amended Joint Chapter 11 Plan of Reorganization of Delta Petroleum Corporation and Its Debtor Affiliates dated August 13, 2012 (as confirmed, the “Plan”). On August 31, 2012 (the “Effective Date”), the Debtors consummated their reorganization under the Bankruptcy Code, the Plan became effective, the Debtors emerged from bankruptcy and Delta was renamed Par Petroleum Corporation, a Delaware corporation (the “Company”). Upon emergence from Chapter 11 of the Bankruptcy Code, the Company adopted fresh start reporting in accordance with American Institute of Certified Public Accountants’ Statement of Position 90-7, “Financial Reporting by Entities in Reorganization under the Bankruptcy Code” (“SOP 90-7”). The adoption of fresh start reporting resulted in the Company becoming a new entity for financial reporting purposes. Due to the time and effort required on the part of the Company and its management in order to (i) engage a new independent registered public accounting firm to perform certain auditing and review services for the Company, and (ii) comply with the provisions of fresh start reporting requiring the Company to revalue its assets and liabilities to fair value, reestablish stockholders’ equity and record any applicable reorganization value in excess of amounts allocable to identified assets as an intangible asset, the Company is unable to complete and file the Quarterly Report by the prescribed due date without unreasonable effort or expense. The Company will file the Quarterly Report on or before the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

R. Seth Bullock	(713)	969-3293
(Name)	(Area Code)	(Telephone No.)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously disclosed, the Company was required to adopt fresh start reporting upon the emergence from Chapter 11 proceedings, and the Company’s financial condition and results have been and will continue to be affected by the adoption of fresh start reporting and therefore are not comparable to the financial conditions and results reflected in the pre-emergence financial statements.

Par Petroleum Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	November 9, 2012	By:	/s/ R. Seth Bullock
R. Seth Bullock
Chief Financial Officer